Exhibit 99.1
ECARX Announces Fourth Quarter and Full Year 2024 Unaudited Financial Results

Shanghai, China, March 11, 2025 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter and full year ended December 31, 2024.

Ziyu Shen, ECARX Chairman and CEO, commented, “2024 was a remarkable year for ECARX, marked by significant milestones and progress across our business. We continued to execute on our strategic vision, further strengthening the unique value proposition we offer global automakers who are seeking cutting-edge, cost-effective solutions to distinguish themselves from the competition. We are capitalizing on this growing demand with our innovative product portfolio, diverse customer base, and strategic global partnerships. This is clearly reflected in our strong performance for full year 2024, with revenue increasing 18% year-over-year and our operating loss consistently narrowing. As a result, we hit breakeven at EBITDA level during the fourth quarter, which strengthens our confidence in reaching full-year breakeven in 2025.”

“Total shipments reached a record high of 2 million last year, up 33% year-over-year, with over 700 thousand shipped during the fourth quarter alone. Growth during the quarter was driven by robust demand for multiple Geely models powered by our solutions. Geely recently launched Galaxy EX5, the first overseas model integrating the Antora 1000 computing platform and demonstrating our ability to deliver this solution for both the PRC and international markets. With the addition of Volkswagen Group, our global customer base has now expanded to 18 automakers across 28 brands. This project win is a milestone for us and our solutions, which will be deployed in vehicles across EMEA and the Americas, expanding our global reach and demonstrating to a broader audience how our full-stack solutions can be customized for deployment in different markets. Additionally, we integrated DeepSeek into our AutoGPT in-vehicle AI large language model during the quarter to further enhance the in-vehicle experience and keep our automaker partners at the forefront of a rapidly evolving technological landscape. As we look ahead, we remain optimistic about the opportunities presented by the rise of software-defined vehicles. The US$20 million share repurchase program we announced late last year underscores this optimism and reflects our commitment to delivering long-term value for our shareholders. We are also proactively exploring capital-raising opportunities, including through equity financing, to support our strategic objectives. As a part of this effort, we have recently filed a registration statement on Form F-3, allowing us to swiftly capitalize on favorable market conditions as they arise.”

Fourth Quarter 2024 Financial Results:
•Total revenue was RMB1,940.7 million (US$265.9 million), up 4% year-over-year (“YoY”).
◦Sales of goods revenue was RMB1,524.9 million (US$208.9 million), up 16% YoY, the increase in sales revenue was mainly attributable to a RMB540 million increase in the sales volume of automotive computing platform products, primarily driven by an increase in the sales volume of Antora series and Makalu platform digital cockpits, offset by a RMB309 million decline from changes in the per unit price. Additionally, there was a RMB55 million increase from SoC core modules unit price changes, offset by RMB27 million and RMB46 million decline from decreased sales volume of SoC modules and automotive merchandise and other products, respectively.
◦Software license revenue was RMB90.2 million (US$12.4 million), down 3% YoY, primarily attributable to a decrease in the sales volume of navigation and operating software compared to the same period last year.
◦Service revenue was RMB325.6 million (US$44.6 million), down 31% YoY, principally as a result of a decrease in the total value of design and development contracts for automotive computing platforms completed during the fourth quarter compared to the same period last year.
•Total cost of revenue was RMB1,529.8 million (US$209.5 million), up 6% YoY, primarily driven by an increase in the sales volume of automotive computing platform products, partially offset by a decrease resulting from reduced design and development activities relating to contracts for automotive computing platforms.
•Gross profit was RMB410.9 million (US$56.4 million), down 4% YoY, which resulted in a gross margin of 21%. The decrease in gross margin was attributable to the penetration pricing strategy adopted to drive automotive computing platform revenue growth, and a shift in the overall revenue mix compared to the same period last year.
•Research and development expenses were RMB342.1 million (US$46.9 million), down 28% YoY, primarily driven by improved R&D efficiencies and synergies through the reallocation and integration of research and development resources.
•Selling, general and administrative expenses and others, net were RMB157.0 million (US$21.5 million), down 39% YoY, primarily attributable to improved global operating efficiencies and lower share-based compensation expenses incurred during the fourth quarter of 2024.
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•Net loss was RMB39.5 million (US$5.3 million) significantly down compared with RMB326.7 million during the same period last year, primarily attributable to the reduction in total operating expenses, as well as a gain of RMB130.0 million from partial sale of an equity investment.
•Adjusted EBITDA (non-GAAP) gain was RMB74.4 million (US$10.3 million), compared with adjusted EBITDA (non-GAAP) loss of RMB236.2 million in the same period last year. For more information on the non-GAAP financial measure, please see “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results.”
•Total cash as of December 31, 2024 was RMB367.4 million (US$50.3 million) including RMB43.4 million of restricted cash.
Full Year 2024 Financial Results:
•Total revenue was RMB5,561.3 million (US$761.9 million), up 18% compared to RMB4,699.6 million in 2023.
◦Sales of goods revenue was RMB4,405.5 million (US$603.6 million), up 33% compared to RMB3,311.5 million in 2023, the increase in sales revenue was primarily due to a RMB1,358 million increase in the sales volume of automotive computing platform products, primarily driven by an increase in the sales volume of digital cockpits with Geely Auto and Geely ecosystem brand-penetration, and the ramping up of autonomous driving control unit (ADCU) sales volume, partially offset by a RMB224 million decrease from changes in the per unit price. Additionally, there was a RMB132 million increase from SoC core modules unit price changes, offset by a RMB96 million and RMB75 million decline from decreased sales volume of SoC modules and automotive merchandise and other products, respectively.
◦Software license revenue was RMB306.0 million (US$41.9 million), down 31% compared to RMB444.8 million in 2023, primarily driven by a decrease in the sales volume of navigation and operating software and a decrease in intellectual property license revenue.
◦Service revenue was RMB849.8 million (US$116.4 million), down 10% compared to RMB943.3 million in 2023, principally as a result of a decrease in the total value of design and development contracts for automotive computing platforms completed during the year.
•Total cost of revenue was RMB4,407.1 million (US$603.8 million), up 29% compared to RMB3,427.0 million in 2023, primarily driven by an increase in sales volume of automotive computing platform products. The increased sales volume contributed to the increase in the cost of goods sold. The decrease in cost of services was mainly impacted by the decrease in service revenue.
•Gross profit was RMB1,154.2 million (US$158.1 million), down 9% compared to RMB1,272.6 million in 2023, representing a gross margin of 21% (compared to 27% in 2023).
•Research and development expenses were RMB1,259.7 million (US$172.6 million), down 0.4% compared to RMB1,264.3 million in 2023.
•Selling, general and administrative expenses and others, net were RMB776.7 million (US$106.4 million), down 16% compared to RMB926.1 million in 2023, primarily driven by improved global operating efficiencies and lower share-based compensation expenses incurred during the year.
•Net loss of RMB989.9 million (US$135.6 million), down 3% compared to RMB1,015.6 million in 2023, primarily attributable to the reduction in total operating expenses and the gain from partial sale of an equity investment during 2024, partially offset by the decrease in gross margin attributable to the penetration pricing strategy implemented to stimulate revenue growth, as well as an increase in interest expense.
•Adjusted EBITDA (non-GAAP) loss of RMB591.6 million (US$81.0 million), a 17% improvement from Adjusted EBITDA (non-GAAP) loss of RMB710.6 million in 2023.

Fourth Quarter 2024 and Recent Business Highlights:
•Expanding Global Footprint and International Partnerships
◦Over 8.1 million vehicles on the road incorporating ECARX technology as of December 31, 2024
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◦Total shipments reached a record high of 2 million units in 2024, an increase of 33% from 2023.
◦Nomination awarded from Volkswagen Group for multiple vehicles under the Volkswagen and Skoda brands through its Global Entry Infotainment initiative set to launch internationally throughout 2027 to 2028.
◦Secured 3 new design wins, with two deploying the Galena computing platform and one deploying the Makalu computing platform.
◦Fuyang smart production facility continues to ramp up capacity, with 60,000 Antora computing platform units produced in December 2024.

•Technological Advancements and Product Updates
◦Galaxy EX5, the overseas version of the Galaxy E5 in China, was launched by Geely in early 2025, being the first overseas vehicle to deploy the Antora 1000 computing platform.
◦ECARX Skyland Pro ADAS solution has been integrated into Geely’s G-Pilot unified intelligent driving system, which was recently launched in Galaxy E8 and Xingyao 8.
◦Hongqi Tiangong 05 was launched in February 2025, deploying the first intelligent cockpit jointly-developed under the Company’s strategic partnership with FAW Group.
◦Lynk & Co Z10 STARBUFF was launched in November 2024, integrating the Makalu computing platform and providing users with an immersive gaming experience to play triple-A games on the go.
◦Spotlighted the power and versatility of innovative ECARX solutions including the AutoGPT in-vehicle AI large language model application that was later integrated with DeepSeek, ADAS technologies, and the Galena, Antora and Makalu computing platforms at CES 2025.
◦ECARX Cloudpeak hypervisor, a core component of the Cloudpeak software stack, received ISO 26262 ASIL-D certification in January 2025.
◦Showcased the Skyland Pro ADAS solution at AutoSens China in November 2024, demonstrating how it empowers automakers with high-performance, cost-effective intelligent driving solutions.
◦Represented the auto sector at the Saudi Arabia National Quality Conference in November 2024 and received the SASO Award for contributions to generative AI quality assurance, a reflection of the impact that AutoGPT is having on the industry.
This press release contains certain forecast or projection which represents the current and preliminary view of the Company's management and is therefore subject to changes and uncertainties. See "Forward-Looking Statements.

Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Tuesday, March 11, 2025, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/tgipb3eh/

To join the earnings call by telephone, participants must preregister at https://register.vevent.com/register/BI51738b8779204a96a1141940c6d84988.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,900 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 8.1 million vehicles worldwide.
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Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs, or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Translation of results into U.S. dollars
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of December 31, 2024
Millions, except otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	571.8	324.0	44.4
Restricted cash	27.1	43.4	5.9
Short-term investments	137.9	130.5	17.9
Accounts receivable – third parties, net	285.8	221.1	30.3
Accounts receivable – related parties, net	1,572.7	1,373.8	188.2
Notes receivable	54.6	16.8	2.3
Inventories	160.8	233.9	32.0
Amounts due from related parties	74.1	35.4	4.8
Prepayments and other current assets	443.6	452.5	62.1
Total current assets	3,328.4	2,831.4	387.9

Non-current assets
Long-term investments	301.0	15.8	2.2
Operating lease right-of-use assets	125.2	132.7	18.2
Property and equipment, net	120.8	160.3	22.0
Intangible assets, net	179.3	309.8	42.4
Goodwill	—	25.7	3.5
Other non-current assets – third parties	28.2	28.3	3.9
Other non-current assets – related parties	224.3	267.3	36.6
Total non-current assets	978.8	939.9	128.8
Total assets	4,307.2	3,771.3	516.7

LIABILITIES
Current liabilities
Short-term borrowings	1,200.0	1,360.0	186.3
Accounts payable - third parties	1,820.7	1,617.4	221.6
Accounts payable - related parties	312.8	512.6	70.2
Notes payable	10.0	142.0	19.5
Amounts due to related parties	35.7	177.9	24.4
Contract liabilities, current - third parties	0.6	6.4	0.9
Contract liabilities, current - related parties	207.0	150.5	20.6
Operating lease liabilities, current	35.1	40.9	5.6
Convertible notes payable - current	—	470.6	64.5
Accrued expenses and other current liabilities	614.5	626.6	85.8
Income tax payable	15.8	20.4	2.8
Total current liabilities	4,252.2	5,125.3	702.2
Non-current liabilities
Contract liabilities, non-current - related parties	134.0	37.3	5.1
Convertible notes payable, non-current	455.7	—	—
Operating lease liabilities, non-current	107.6	121.4	16.6
Warrant liabilities, non-current	5.1	8.8	1.2
Provisions	90.9	110.1	15.1
Other non-current liabilities - third parties	48.8	98.0	13.4
Other non-current liabilities - related parties	44.5	—	—
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of December 31, 2024
Millions, except otherwise noted	RMB	RMB	USD
Deferred tax liabilities	—	15.2	2.1
Total non-current liabilities	886.6	390.8	53.5
Total liabilities	5,138.8	5,516.1	755.7

SHAREHOLDERS' DEFICIT
Ordinary Shares	—	—	—
Additional paid-in capital	6,096.7	6,214.3	851.4
Treasury Shares, at cost	—	(7.4)	(1.0)
Accumulated deficit	(6,670.7)	(7,603.0)	(1,041.6)
Accumulated other comprehensive loss	(344.6)	(363.5)	(49.8)
Total deficit attributable to ordinary shareholders	(918.6)	(1,759.6)	(241.0)
Non-redeemable non-controlling interests	87.0	14.8	2.0
Total shareholders' deficit	(831.6)	(1,744.8)	(239.0)
Liabilities and shareholders' deficit	4,307.2	3,771.3	516.7
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Loss

	Three Months Ended December 31			Full Year Ended December 31
	2023	2024	2024	2023	2024	2024
Millions, except share data and per share data, or otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Revenue
Sales of goods revenue	1,313.0	1,524.9	208.9	3,311.5	4,405.5	603.6
Software license revenue	92.6	90.2	12.4	444.8	306.0	41.9
Service revenue	468.8	325.6	44.6	943.3	849.8	116.4
Total revenue	1,874.4	1,940.7	265.9	4,699.6	5,561.3	761.9
Cost of goods sold	(1,167.6)	(1,367.2)	(187.3)	(2,734.0)	(3,874.8)	(530.8)
Cost of software licenses	(21.8)	(50.7)	(6.9)	(120.3)	(128.2)	(17.6)
Cost of services	(255.4)	(111.9)	(15.3)	(572.7)	(404.1)	(55.4)
Total cost of revenue	(1,444.8)	(1,529.8)	(209.5)	(3,427.0)	(4,407.1)	(603.8)
Gross profit	429.6	410.9	56.4	1,272.6	1,154.2	158.1

Research and development expenses	(473.4)	(342.1)	(46.9)	(1,264.3)	(1,259.7)	(172.6)
Selling, general and administrative expenses and others, net	(257.1)	(157.0)	(21.5)	(926.1)	(776.7)	(106.4)
Total operating expenses	(730.5)	(499.1)	(68.4)	(2,190.4)	(2,036.4)	(279.0)
Loss from operation	(300.9)	(88.2)	(12.0)	(917.8)	(882.2)	(120.9)

Interest income	7.6	5.7	0.8	30.5	22.2	3.0
Interest expense	(21.2)	(60.4)	(8.3)	(79.3)	(133.8)	(18.3)
Share of results of equity method investments	(7.4)	116.5	16.0	(43.1)	40.3	5.5
Foreign currency exchange gains/(losses)	3.5	(4.0)	(0.5)	(10.6)	(7.6)	(1.0)
Others, net	(12.2)	(8.5)	(1.2)	1.1	(27.3)	(3.7)
Loss before income taxes	(330.6)	(38.9)	(5.2)	(1,019.2)	(988.4)	(135.4)
Income tax benefit/(expense)	3.9	(0.6)	(0.1)	3.6	(1.5)	(0.2)
Net loss	(326.7)	(39.5)	(5.3)	(1,015.6)	(989.9)	(135.6)
Net loss attributable to non-controlling interests	28.0	3.2	0.4	75.0	57.6	7.9
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(298.7)	(36.3)	(4.9)	(940.6)	(932.3)	(127.7)
Net loss	(326.7)	(39.5)	(5.3)	(1,015.6)	(989.9)	(135.6)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	16.1	(10.4)	(1.4)	41.3	(18.9)	(2.6)
Comprehensive loss	(310.6)	(49.9)	(6.7)	(974.3)	(1,008.8)	(138.2)
Comprehensive loss attributable to non-redeemable non-controlling interests	28.0	3.2	0.4	75.0	57.6	7.9
Comprehensive loss attributable to ECARX Holdings Inc.	(282.6)	(46.7)	(6.3)	(899.3)	(951.2)	(130.3)

Loss per ordinary share
–Basic and diluted loss per share, ordinary shares	(0.89)	(0.11)	(0.01)	(2.79)	(2.77)	(0.38)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares	337,442,347	333,819,732		337,407,225	336,641,846

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Adjusted EBITDA
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Three Months Ended December 31			Full Year Ended December 31
	2023	2024	2024	2023	2024	2024
Millions, except otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net Loss	(326.7)	(39.5)	(5.3)	(1,015.6)	(989.9)	(135.6)
Interest income	(7.6)	(5.7)	(0.8)	(30.5)	(22.2)	(3.0)
Interest expense	21.2	60.4	8.3	79.3	133.8	18.3
Income tax (benefit)/expense	(3.9)	0.6	0.1	(3.6)	1.5	0.2
Depreciation of property and equipment	14.3	15.9	2.2	54.0	56.8	7.8
Amortization of intangible assets	14.0	23.7	3.2	31.8	91.5	12.5
EBITDA	(288.7)	55.4	7.7	(884.6)	(728.5)	(99.8)
Share-based compensation expenses	52.5	19.0	2.6	174.0	136.9	18.8
Adjusted EBITDA	(236.2)	74.4	10.3	(710.6)	(591.6)	(81.0)
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